UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 1-U

Date of report (Date of earliest event reported):  April 29, 2021

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On April 29, 2021, Contact Gold Corp. (the "Company") published its notice of annual meeting (the "Notice") and its management proxy circular dated April 23, 2021 (the "Circular"), relating to the Company's planned annual and special meeting of shareholders (the "Meeting") to be held on May 25, 2021 at 2:00 p.m. (Pacific Time), for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended December 31, 2020, together with the auditor's report thereon;

2. to fix the number of directors of the Company at SIX;

3. to elect directors for the ensuing year;

4. to appoint Ernst & Young, LLP, Chartered Professional Accountants, as auditor for the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

5. to consider, and if thought fit, to pass, without or without variation, a resolution, in the form attached as Schedule "A", approving the plan of conversion, a copy of which is attached as Schedule "B" to the Circular, whereby the corporate jurisdiction of the Company will be changed from the State of Nevada to the Province of British Columbia by means of a process called a "conversion" and a "continuation" (the "Continuation");

6. subject to the approval of the Continuation, to consider pursuant to an interim order of the Supreme Court of British Columbia dated April 23, 2021 and, if thought advisable, to pass, with or without variation, a special resolution in the form attached as Schedule "D" authorizing and approving an internal corporate reorganization by way of an arrangement under section 288 of the Business Corporations Act (British Columbia) with its securityholders and a wholly-owned subsidiary of the Company, as more particularly described in the Circular; and

7. To transact such other business as may properly come before the Meeting, or at any adjournment thereof.

Specific details of the above items of business, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are contained in the Circular which accompanies the Notice of the Meeting (the "Notice").

Shareholders of record at the close of business April 20, 2021 will be entitled to receive notice, attend and vote at the Meeting.

With the rapidly evolving public health crisis resulting from the global spread of the novel coronavirus ("COVID-19"), to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold the Meeting this year in a virtual-only format, which will be conducted via teleconference using dial-in at 1-877-407-2991 (toll free North America) or 1-201-389-0925 (International), and instructions will be provided as to how registered Shareholders ("Registered Shareholders"), and duly appointed proxyholders entitled to vote at the Meeting may participate and vote at the Meeting.

Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting by phone as guests, but guests will not be able to vote or ask questions at the Meeting.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company's press releases as well as its website at www.contactgold.com for updated information. The Company advises you to check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended Information Circular in the event of changes to the Meeting format.

Shareholders are cordially invited to attend the virtual Meeting. Shareholders are urged to complete and return the enclosed proxy or VIF promptly.  To be effective, Contact Gold proxies must be received at the Vancouver office of Computershare, the Company's registrar and transfer agent, by 2:00 p.m. (Pacific Time) on May 20, 2021, or 48 hours (excluding Sundays, Saturdays and holidays) prior to any adjourned or postponed Meeting.  Shareholders whose Common Shares are held by a nominee may receive either a VIF or form of Proxy and should follow the instructions provided by the nominee.

Proxies will be counted and tabulated by Computershare in such a manner as to protect the confidentiality of how a particular Shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the validity of a Proxy or to permit management and the Board to discharge their legal obligations to the Company or its Shareholders.

Copies of certain documents relating to the Meeting attached hereto are: the Notice of Meeting, as Exhibit 15.1; the Circular as Exhibit 15.2; the form of voting Proxy, as Exhibit 15.3; the Voting Instruction Form, as Exhibit 15.4; the Letter of Transmittal for holders of Common Shares, as Exhibit 15.5; and the Letter of Transmittal for holders of share purchase warrants ("Warrantholders"), as Exhibit 15.6. Each are incorporated herein by reference.

Index to Exhibits

Exhibit Number	Description

15.1	Notice of Meeting

15.2	Circular

15.3	Proxy

15.4	Voting Instruction Form

15.5	Letter of Transmittal for holders of Common Shares

15.6	Letter of Transmittal for Warrantholders

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  April 29, 2021